Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

September 10, 2024

Item 3	News Release

The press release attached as Schedule “A” was released on September 10, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9	Date of Report

September 10, 2024.

Schedule “A”

Bitfarms Enhances Operations Teams

-Appoints Alex Brammer to Senior Vice President of Global Mining Operations-

-Promotes Benoit Gobeil to Chief Infrastructure Officer-

-Separates Mining Operations into two divisions, Infrastructure and Mining Operations-

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

TORONTO, Ontario and BROSSARD, Québec – September 10, 2024 -- Bitfarms Ltd. (Nasdaq/TSX: BITF) (“Bitfarms” or the “Company”), a global vertically integrated Bitcoin data center company, today announced the following enhancements to its Operations teams. Effective immediately, Alex Brammer has been appointed Senior Vice President of Global Mining Operations and Benoit Gobeil, currently serving as Executive Vice President of Operation & Infrastructures, has been promoted to Chief Infrastructure Officer. In conjunction with these appointments, Bitfarms Mining Operations will now be split into two divisions, Mining Operations and Infrastructure, with Mr. Brammer and Mr. Gobeil heading up the divisions, respectively.

The Mining Operations and Infrastructure divisions will deliver greater scalability and accountability in data center construction, maintenance and operations and lay the foundation for the establishment of HPC/AI operations. Mr. Brammer will lead the Mining Operations team, responsible for miner performance, upgrades and hashrate. He will be responsible for leading all operational aspects of Bitfarms’ rapidly expanding global portfolio of mining assets spanning four countries across two continents. In close partnership with Mr. Brammer, Mr. Gobeil will lead the Infrastructure team, responsible for construction, expansion, upgrades, and maintenance. Both will report directly to Ben Gagnon, Chief Executive Officer of Bitfarms

Mr. Brammer brings 20 years of international operations expertise and deep mining industry relationships to Bitfarms. He most recently led a premier U.S. independent power producer’s entry into Bitcoin mining. In this role, he conducted fleet-wide asset feasibility studies for mining and led the technical project management and commissioning of the world’s first and only hyperscale Bitcoin mine powered entirely by nuclear energy. Prior to this, Mr. Brammer led business development efforts at Luxor Technology Corporation, where he played a key role in building several managed services offerings, establishing an ASIC trading desk, and contributed to the early ideation of the company’s firmware and hashrate derivatives product suites. Since 2022, Alex has also served as a Board Director and Treasurer for the Bitcoin Today Coalition, a U.S. Internal Revenue Code 501(c)(4) non-profit focused on Bitcoin policy advocacy and education at the federal level.

Prior to entering the mining industry, Mr. Brammer served for 16 years in the U.S. Army. His military career began as an operator in the 75th Ranger Regiment, where he deployed three times to Iraq during the Surge. He later deployed to counter-ISIS in Mosul, Iraq as a platoon leader, served as Chief of Plans for a Brigade Combat Team of 3,700 personnel, and ultimately retired as a company commander of a 151-member Stryker Rifle Company.

Mr. Brammer holds a Bachelor of Science in Economics from the United States Military Academy at West Point. He completed a Ph.D. in the politics of counterinsurgency and civil conflict from Queen’s University in Belfast, Ireland as a 2014 Marshall Scholar and is nearing completion of his MBA from the University of Chicago Booth School of Business.

“I am confident that Alex’s mining and power expertise in Pennsylvania and PJM as well as his extensive leadership and management experience will be instrumental in driving the continued growth and success of the Company’s global mining operations,” stated Ben Gagnon, Bitfarms CEO. “We are on a path to double our operating capacity next year and Alex’s proven management abilities will be integral to leading the mining operations team to bring online 35 EH/s+ in 2025.”

Mr. Brammer’s responsibilities will include spearheading post-M&A asset development and integration, technological innovation, systems integration and standardization, employee safety and optimizing operational costs across all Bitfarms data centers. Additionally, Alex will play a critical role in scaling Bitfarms’ IT and operations teams to enhance global efficiency.

“I am excited to be joining the Bitfarms team at such a pivotal time for the Company,” stated Alex Brammer. “Bitfarms is poised to deliver record hashrate growth and efficiency improvements in 2024, and I look forward to working with the operational teams to ensure this impressive growth continues into 2025 and beyond.”

Additionally, Bitfarms is pleased to announce the promotion of Benoit Gobeil to Chief Infrastructure Officer. Mr. Gobeil has been with the Company since 2018 and has played an important role in executing Bitfarms’ transformational growth plan, contributing cutting-edge industrial, electrical, and operational experience that enables Bitfarms to stay at the forefront of next-generation technologies and hardware.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. Bitfarms’ proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	HPC = High-performance computing

●	AI = Artificial intelligence

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the benefits of recent leadership changes made by the Company and the qualities of those candidates, the potential for enhanced performance as a result of organizational changes, projected growth, target hashrate, M&A growth opportunities and prospects, , the benefits of merging HPC/AI with Bitcoin mining operations, the advantages of PJM offerings and programs, and other statements regarding future growth, and plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: receipt of the approval of the shareholders of Stronghold Digital Mining, Inc. (“Stronghold”) and the Toronto Stock Exchange for the Stronghold acquisition as well as other applicable regulatory approvals; that the Stronghold acquisition may not close within the timeframe anticipated or at all or may not close on the terms and conditions currently anticipated by the parties for a number of reasons including, without limitation, as a result of a failure to satisfy the conditions to closing of the Stronghold acquisition; the letter of intent on the 10 MW is subject to entering into a definitive lease agreement and TSX approval, none of which is assured; the power purchase agreements and economics thereof may not be as advantageous as expected; the inability of Bitfarms to operate the plants as anticipated following consummation of the Stronghold acquisition and assumption of operations at the Sharon mega-site with access to up to 120 MW; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the Stronghold plants which entail environmental risk and certain additional risk factors particular to the business of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms and Stronghold operate and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including each of Bitfarms’, Stronghold’s or the combined company’s ability to utilize an at-the-market offering program (each, an “ATM Program”) and the prices at which securities may be sold in each such ATM Program, as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent any of Bitfarms, Stronghold or the combined company from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and six months ended June 30, 2024 filed on August 8, 2024 and Stronghold’s filings on www.sec.gov, including the Annual Report on Form 10-K for the fiscal year ended 2023, filed on March 8, 2024, the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed on May 8, 2024, the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed on August 14, 2024, and subsequent reports on Forms 10-Q and 8-K. Although each of Bitfarms and Stronghold has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms or Stronghold, as applicable. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Neither Bitfarms nor Stronghold undertakes any obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1 212-750-5833

Laurel Hill Advisory Group

1-877-452-7184

416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

212-355-4449

Québec:Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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